TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ACQUIRES AN OPTION ON
THE GOLD HILL PROPERTY IN ARIZONA

For Immediate Release: July 18, 2006. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) is pleased to announce that an option agreement has been completed on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

According to the report by Fredric M. Rothermel, Ph.D., the high-gold, low copper character of the Gold Hill Mine Bodies, and their smaller size, is consistent with a zoning pattern from copper-rich, gold poor bodies in the center of the district to gold-rich copper-poorer bodies at the fringes of the system. The presence of this metal zoning pattern and of peripheral manganese mineralization is similar to that observed in some porphyry and/or intrusion related carbonate-hosted distal gold deposits (e.g. Yauricicha (Peru) Bau (Malaysia), Cove (Nevada). Dr. Rothermel has 36 years experience in mining and mineral exploration in Arizona, with a Ph.D. in Natural Resources Administration from the California Coast University.

From the report and research by Dr. Rothermel, the structural geology of the Gold Hill prospect is very similar to the Carlin Trend in Nevada, and is unique to the Warren Mining District. The Carlin Trend consists of a 40 mile line of major gold deposits with over 100 million ounces of gold of known proven and probable reserves.

Teryl Resources Corp. can earn a 100% interest, subject to a ten percent (10%) net profit interest, by making payments to the claim owners for $82,500, and $6,000 quarterly payment to the vendors, including a minimum of exploration expenditures of $50,000 initially on the Gold Hill prospect.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.